UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 and 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________ .

Commission File Number 333-91478-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gateway Western Railway Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2006	9

Signatures	10

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
Gateway Western Railway Union 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As discussed in Note 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Cash	$10,895	13,553

Investments, at fair value:
Common stock of Kansas City Southern	14,026	7,378
Common collective trust	276,725	282,672
Mutual funds	3,278,454	2,953,727

Total investments	3,569,205	3,243,777

Contributions Receivable:
Employer	—	8,335
Participant	—	4,941

Total contributions receivable	—	13,276

Total assets	3,580,100	3,270,606

Liabilities:
Investment trades payable	12,538	13,276

Total liabilities	12,538	13,276

Net assets available for benefits at fair value	3,567,562	3,257,330
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,038	4,386

Net assets available for benefits at contract value	$3,573,600	3,261,716

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$166,295	130,082
Net appreciation in fair value of investments	244,331	86,764

Total investment income	410,626	216,846

Contributions:
Participant contributions	170,639	209,388
Company contributions	66,476	76,317

Total contributions	237,115	285,705

Total additions	647,741	502,551

Deductions:
Benefits paid	(335,857)	(406,048)

Increase in net assets available for benefits	311,884	96,503
Net assets available for benefits:
Beginning of year	3,261,716	3,165,213

End of year	$3,573,600	3,261,716

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Gateway Western Railway Union 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan adopted on July 1, 1997. The Plan covers union employees of Kansas City Southern Railway Company (the “Company”), located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations: Transportation Communications International Union, Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers, Brotherhood of Railway Carmen. Employees are eligible to participate in the Plan on the first day of each calendar quarter coincident with or immediately following the employee’s day of employment. A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. The Plan’s trustee, Nationwide Trust Company (the “Trustee”), is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 50% of participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan which includes Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions, Company matching contributions, plus actual plan earnings thereon.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distributions at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than March 1 following the calendar year in which the participant attains the age of 70 1/2.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts as described in footnote 3. The contract value is determined by the AMVESCAP National Trust Company.

The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Adoption of New Accounting Standard

FSP AAG INV-1 and SOP94-4-1. Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” with respect to fully benefit-responsive investment contracts held by the Trust.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2006	2005
Invesco Stable Value Trust, 282,763 and 287,058 units, respectively	$276,725	282,672
American Balanced, 11,826 and 11,715 units, respectively	224,934	208,770
DWS Equity 500 Index, 2,321 and 2,285 units, respectively	368,973	319,598
Growth Fund of America, 25,068 and 25,672 units, respectively	823,994	792,230
ING International Value Fund, 8,877 and 8,466 units, respectively	182,695	151,378
PIMCO Total Return Administrative Shares, 41,721 and 40,592 units, respectively	433,066	426,220
Washington Mutual Investors, 8,694 and 8,030 units, respectively	303,081	247,649
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $244,331 and $86,764, respectively, as follows:

	2006	2005
Kansas City Southern common stock	$(216)	5,354
Mutual funds	244,547	81,410

Total net investment appreciation	$244,331	86,764

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 15, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through June 30, 2003. The tax determination letter has not been updated for the latest plan amendments occurring after June 30, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2006 and 2005.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(8)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

2006
Net assets available for benefits per the financial statements	$3,573,600
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,038)

Net assets available for benefits per the Form 5500	$3,567,562

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

2006
Total investment income per the financial statements	$410,626
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,038)

Total investment income per the Form 5500	$404,588

Schedule 1
GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2006

Identity	Description	Current value
Common stock:
* Kansas City Southern common stock	484 shares, with a fair value of $28.98 per share	$14,026
Common collective trust:
Invesco Stable Value Trust	282,762.86 shares, with a fair value of $0.98 (rounded) per share	276,725
Mutual funds:
AIM Small Cap Growth Fund	2,674.781 shares, with a fair value of $29.23 per share	78,184
American Balanced	11,826.173 shares, with a fair value of $19.02 per share	224,934
American Century Real Estate/Advisor	3,057.478 shares, with a fair value of $30.39 per share	92,917
CRM Mid Cap Value Fund/Investment	5,910.309 shares, with a fair value of $29.42 per share	173,881
DWS Equity 500 Index	2,321.460 shares, with a fair value of $158.94 per share	368,973
EuroPacific Growth	3,645.915 shares, with a fair value of $46.56 per share	169,754
Franklin Balance Sheet Investment Fund—Class A	2,464.177 shares, with a fair value of $66.71 per share	164,385
Growth Fund of America	25,068.268 shares, with a fair value of $32.87 per share	823,994
ING International Value Fund	8,877.315 shares, with a fair value of $20.58 per share	182,695
Janus Fund	3,289.044 shares, with a fair value of $28.14 per share	92,554
Janus Twenty Fund	500.897 shares, with a fair value of $54.62 per share	27,359
MFS Value Fund	5,329.742 shares, with a fair value of $26.77 per share	142,677
PIMCO Total Return Administrative Shares	41,721.189 shares, with a fair value of $10.38 per share	433,066
Washington Mutual Investors	8,694.235 shares, with a fair value of $34.86 per share	303,081

Total investments		$3,569,205

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Western Railway Union 401(k) Plan

June 29, 2007	By:	/s/ Thomas A. Campbell

	Name:	Thomas A. Campbell
	Title:	Senior Vice President Administration